82-31

02 FEB 12 AM 8:41

02015059

TransCanada

450 - 1st Street S.W.
Calgary, Alberta T2P 5H1
Fax Number: (403)920-2467
Telephone: (403) 920-7678

SUPPL

CORPORATE - SECRETARIAL - FACSIMILE

To: Securities and Exchange Commission
Attention: Filing Desk, Stop 1-4

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Fax Number: 202.942.9628

From: Elizabeth McNamara, Corporate Secretarial

Date: February 11, 2002 Time: 17:00 MDT

Number of Pages (including Cover) three (3)

Message:

Re: News Release

The following news release is scheduled to cross the newswire at 17:10 MDT:

TC PipeLines, LP Announces KPMG LLP Retained as Auditor for Northern Border Pipeline Company

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Operator: Elizabeth McNamara Phone: (403) 920-7675

dlw 2/12

TC PipeLines, LP

NewsRelease

TC PipeLines, LP Announces KPMG LLP Retained as Auditor for Northern Border Pipeline Company

Calgary, Alberta – February 11, 2002 – (Nasdaq: TCLP) – TC PipeLines, LP today announced that Northern Border Pipeline Company, of which TC PipeLines holds a 30% general partner interest, has retained the services of KPMG LLP as its independent auditor. The change is the result of the resignation of Arthur Andersen, LLP as Northern Border Pipeline's auditor effective February 5, 2002. TC PipeLines' independent auditor is KPMG LLP.

TC PipeLines expects that it will be able to file its 2001 Annual Report on Form 10-K, including the audited financial statements of Northern Border Pipeline for the year ended December 31, 2001 and report of independent public accountants thereon, with the Securities and Exchange Commission within the filing deadline, on or before April 1, 2002.

Northern Border Pipeline has advised that Andersen indicated that its resignation was due to concerns about its ability, under professional standards regarding independence, to continue to act as auditor for Northern Border Pipeline in light of recent events involving Enron Corp. Further, Andersen agrees there have been no disagreements between it and Northern Border Pipeline on any matters of accounting principles or practices, financial statement disclosures, or auditing scope or procedures. Andersen has advised Northern Border Pipeline that it has not withdrawn any of its opinions expressed in its auditor's report for any periods for which it conducted audits of Northern Border Pipeline.

TC PipeLines will file a Form 8-K Current Report with the Securities and Exchange Commission covering Andersen's resignation as Northern Border Pipeline's auditor.

TC PipeLines, LP is a publicly held limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United

States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 229-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of PG&E National Energy Group, Gas Transmission Northwest, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

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Media Inquiries:	Glenn Herchak / Kurt Kadatz	(403) 920-7859
Unitholder and Analyst Inquiries:	Theresa Jang	(403) 920-2050
	Toll-free	(877) 290-2772

This news release includes forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. All forward-looking statements are based on the Partnership's beliefs as well as assumptions made by and information currently available to the Partnership. When used herein, words such as "believes", "expects", "intends", "forecasts", "projects", and similar expressions, identify forward-looking statements within the meaning of the Securities Litigation Reform Act. These statements reflect the Partnership's current views with respect to future events and are subject to various risks, uncertainties and assumptions including regulatory decisions, particularly those of the Federal Energy Regulatory Commission, cost of acquisitions, future demand for natural gas, overcapacity in the industry, majority control of the Northern Border Pipeline management committee by Northern Border Partners, L.P., which in turn is controlled by affiliates of Enron Corp., and prevailing economic conditions, particularly conditions of the capital and equity markets, and other risks discussed in detail in the Partnership's filings with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 2000 and the Partnership's Form 10-Q for the nine months ended September 30, 2001. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statement. Except as required by applicable securities laws, TC PipeLines, LP does not intend to update these forward-looking statements.